SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D
                             Amendment No. 24

                Under the Securities Exchange Act of 1934

                             TOYS "R" US, INC.
        ____________________________________________________________
                             (Name of issuer)

                  Common Stock, par value $.10 per share
        ____________________________________________________________
                      (Title of class of securities)

                                892335-10-0
       ____________________________________________________________
                              (CUSIP number)

                            Stephanie R. Joseph
                   Secretary and Principal Legal Officer
                         Petrie Stores Corporation
                     c/o The Directors' Network, Inc.
                        685 Fifth Avenue, Suite 601
                         New York, New York  10022
                              (212) 754-3086
       _____________________________________________________________
         (Name, address and telephone number of person authorized
                  to receive notices and communications)

                                 Copy to:

                            Alan C. Myers, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                               July 28, 1995
       ____________________________________________________________
                       (Date of event which requires
                         filing of this statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
         box:                                    ( )

         Check the following box if a fee is being paid with the
         statement:                              ( )




                               SCHEDULE 13D

   CUSIP No. 892335-10-0
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Petrie Stores Corporation
        36-2137966
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      10,055,929*
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        10,055,929*
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,055,929*
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                       (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        3.6%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________

   *  Giving effect to the distribution described in Item 4 herein.


               This Amendment No. 24 amends and supplements the Statement on Schedule 13D, dated December 17, 1982, as heretofore amended (the "Statement"), filed with the Securities and Exchange Commission (the "Commission") by Petrie Stores Corporation, a New York corporation ("Petrie"), relating to Petrie's ownership of shares of common stock, par value $.10 per share (the "Shares"), of Toys "R" Us, Inc., a Delaware corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to the them in the Statement.

          Item 4.   Purpose of Transaction.

               Item 4 is hereby amended as follows:

               On July 28, 1995, the Board of Directors of Petrie approved a second liquidating distribution (the "Distribution") of an aggregate of 5,235,035 Shares, or
          0.1 of a Share for every share of Petrie common stock, par value $1.00 per share ("Petrie Common Stock"), to holders of record of Petrie Common Stock at the close of business on August 7, 1995. On August 15, 1995, Petrie will mail certificates representing the Shares or credit Shares to shareholders' book transfer accounts.

          Item 5.   Interest in Securities of the Issuer.

               Item 5 is hereby amended as follows:

               (a) Following the Distribution, Petrie will hold 10,055,929 Shares, or approximately 3.6 percent of the 276,354,608 Shares outstanding as of May 22, 1995 (as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended April 29, 1995). To the best of Petrie's knowledge, following the Distribution, Shares will be held by the following directors of Petrie: Hilda Kirschbaum Gerstein (175,360 Shares); Jean Roberts (35,150 Shares); Dorothy Stern Ross (108,114 Shares); and Laurence A. Tisch (600 Shares). To the best of Petrie's knowledge, following the Distribution, the Estate of Milton Petrie (the "Estate") will hold 6,282,264 Shares.

               (b) Except as set forth in Amendment No. 19 and Amendment No. 20 to the Statement, filed with the Commission on January 30, 1995 and March 21, 1995, respectively, each of Petrie, and, to the best of Petrie's knowledge, the Estate and the individuals named in paragraph (a) above has sole voting and dispositive power with respect to the Shares held thereby.

               (c) On May 26, 1995, Petrie executed the sale of 610,700 Shares in open market transactions, at a price of $24 5/8 per Share, to raise cash to provide for certain of its contingent liabilities, if and when such liabilities become due. The settlement date of the sale was June 5, 1995.

               On June 27, 1995, the Board of Directors of Petrie approved the distribution of an aggregate of 1,038 Shares to certain former Winkelman Stores Incorporated shareholders in respect of their interests in the initial liquidating distribution made by Petrie on March 24, 1995.

               Except as set forth herein, neither Petrie nor, to the best of Petrie's knowledge, the Estate nor any the directors or executive officers of Petrie has engaged in any transactions in the Shares in the past 60 days.

               (e) As a result of the Distribution, on August 15, 1995, Petrie, the owner of approximately 3.6 percent of the Shares outstanding as of May 22, 1995, will cease to be the beneficial owner of more than five percent of the Shares.


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  August 1, 1995

                              PETRIE STORES CORPORATION

                              By: /s/ STEPHANIE R. JOSEPH
                                  Stephanie R. Joseph
                                  Secretary and Principal
                                  Legal Officer